United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2018

Vale S.A.

Praia de Botafogo 186 – 18º andar
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Table of Contents:

Press Release
Signature Page

Press Release Valeannouncesa cash tenderofferfor up to US$1 billion and 2042 of notes due 2022, 2026, 2036, 2039 Rio de Janeiro, Brazil – November 9, 2018 – Vale S.A. (“Vale”) and its wholly owned subsidiary, Vale Overseas Limited (“Vale Overseas,” and together with Vale, the “Offerors”), announce the commencement of offers to purchase for cash (the “Offers”) up to a maximum aggregate principal amount of US$1,000,000,000 of Vale Overseas’ 4.375% Guaranteed Notes due 2022 (CUSIP: 91911TAM5 / ISIN: US91911TAM53) (the “2022 Notes”), 6.875% Guaranteed Notes due 2036 (CUSIP: 91911TAH6 / ISIN: US91911TAH68) (the “2036 Notes”), 6.875% Guaranteed Notes due 2039 (CUSIP: 91911TAK9 / ISIN: US91911TAK97) (the “2039 Notes”) and 6.250% Guaranteed Notes due 2026 (CUSIP: 91911TAP8 / ISIN: US91911TAP84) (the “2026 Notes”), and Vale’s 5.625% Notes due 2042 (CUSIP: 91912EAA3 / ISIN: US91912EAA38) (the “2042 Notes,” and together with the 2022 Notes, 2036 Notes, 2039 Notes and 2026 Notes, the “Notes”). The Offers are made upon the terms and subject to the conditions set forth in the offer to purchase dated November 9, 2018 (the “Offer to Purchase”). The Offers are not contingent upon the tender of any minimum principal amount of Notes, but the Offerors will only purchase up to a maximum aggregate principal amount of US$400,000,000 of 2022 Notes (the “2022 Tender Cap”) and up to a maximum aggregate principal amount of US$1,000,000,000 of Notes, including any 2022 Notes purchased (the “Maximum Principal Amount”), subject to increase by the Offerors in their sole discretion. Acceptance Priority Level 2022 Tender Cap(1) Tender Consideration(2) Early Tender Premium(2)(3) Total Consideration(2)(3)(4) CUSIP / ISIN Nos Principal Amount Outstanding Title of Security 4.375% Guaranteed Notes due 2022 CUSIP: 91911TAM5 ISIN: US91911TAM53 US$1,469,049,000 US$400,000,000 1 US$994.00 US$30.00 US$1,024.00 6.875% Guaranteed Notes due 2036 CUSIP: 91911TAH6 ISIN: US91911TAH68 US$2,409,315,000 N/A 2 US$1,118.75 US$30.00 US$1,148.75 6.875% Guaranteed Notes due 2039 CUSIP: 91911TAK9 ISIN: US91911TAK97 US$1,594,805,000 N/A 3 US$1,130.00 US$30.00 US$1,160.00 6.250% Guaranteed Notes due 2026 CUSIP: 91911TAP8 ISIN: US91911TAP84 US$2,000,000,000 N/A 4 US$1,063.75 US$30.00 US$1,093.75 5.625% Notes due 2042 CUSIP: 91912EAA3 ISIN: US91912EAA38 US$520,405,000 N/A 5 US$978.75 US$30.00 US$1,008.75 (1) The 2022 Tender Cap applies to the aggregate principal amount, excluding any premium and accrued and unpaid interest, of 2022 Notes tendered that may be accepted for purchase. The amount to be paid for each US$1,000 principal amount of Notes validly tendered and accepted for purchase, excluding accrued and unpaid interest on the Notes. Does not include Accrued Interest, which will also be payable as provided in the Offer to Purchase. Includes the Early Tender Premium. (2) (3) (4)

Indicative Timetable for the Offers: Commencement of the Offers Early Tender Date November 9, 2018 5:00 p.m., New York City time, on November 26, 2018, unless extended by the Offerors in their sole discretion. 5:00 p.m., New York City time, on November 26, 2018, unless extended by the Offerors in their sole discretion, except as described in the Offer to Purchase or as required by applicable law. If elected, promptly after the Early Tender Date. Expected to be November 29, 2018, the third Business Day following the Early Tender Date, but subject to change. 11:59 p.m., New York City time, on December 10, 2018, unless extended by the Offerors in their sole discretion. Promptly after the Expiration Date. Expected to be December 13, 2018, the third Business Day following the Expiration Date, but subject to change. Withdrawal Date Early Settlement Date Expiration Date Final Settlement Date The Offers will expire at 11:59 p.m., New York City time, on December 10, 2018, unless earlier terminated by the Offerors (such time and date, as the same may be extended, the “Expiration Date”). Holders of Notes who validly tender and do not validly withdraw their Notes on or prior to 5:00 p.m., New York City time, on November 26, 2018, unless extended (such time and date, as they may be extended, the “Early Tender Date”), will be eligible to receive the Total Consideration (as defined in the Offer to Purchase), which includes an early tender premium of US$30.00 per US$1,000.00 principal amount of Notes validly tendered. Holders who validly tender their Notes after the Early Tender Date, but on or prior to the Expiration Date, will be eligible to receive the Tender Consideration (as defined in the Offer to Purchase). Validly tendered Notes may be withdrawn in accordance with the terms of the Offers, at any time prior to 5:00 p.m., New York City time, on November 26, 2018, unless extended, but not thereafter, except as described in the Offer to Purchase or as required by applicable law. In addition to the Total Consideration and the Tender Consideration, as applicable, holders whose Notes are validly tendered and accepted for purchase pursuant to the Offers will be paid any accrued and unpaid interest on the Notes from, and including, the last interest payment date to, but not including, the Early Settlement Date and the Final Settlement Date, as applicable. For the avoidance of doubt, accrued and unpaid interest on the Notes will cease to accrue on the Early Settlement Date and the Final Settlement Date, as applicable. The Notes accepted for purchase on the Early Settlement Date or on the Final Settlement Date, as applicable, will be accepted in accordance with their Acceptance Priority Levels (as defined in the Offer to Purchase). In all cases, if the purchase of all Notes (including 2022 Notes) validly tendered in the Offers would cause us to purchase an aggregate principal amount of Notes in excess of the Maximum Principal Amount or an aggregate principal amount of 2022 Notes in excess of the 2022 Tender Cap, subject to the terms and conditions of the Offers, we will prorate the Notes accepted in the Offers in accordance with the Acceptance Priority Procedures, as described in the Offer to Purchase. Vale has retained BB Securities Limited, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banco Bradesco BBI S.A., Credit Agricole Securities (USA) Inc. and HSBC Securities (USA) Inc. to serve as dealer managers and D.F. King & Co., Inc. (“D.F. King”) to serve as tender and information agent for the Offers. The Offer to Purchase and any related supplements are available at the D.F. King website at www.dfking.com/vale. The full details of the Offers, including complete instructions on how to tender Notes, are included in the Offer to Purchase. Holders of Notes are strongly encouraged to carefully read the Offer to Purchase, including materials incorporated by reference therein, because they will contain important information. Requests for the Offer to Purchase and any related supplements may also be directed to D.F. King by telephone at +1 (212) 269-5550 or +1 (866) 796-7184 (US toll free) or in writing at vale@dfking.com. Questions about the Offers may be directed to BB Securities Limited by telephone at +44 (207) 367-5803 (collect) or in writing at bbsettlements@bb.com.br, Merrill Lynch, Pierce, Fenner & Smith Incorporated by telephone at +1 (646) 855-8988 (collect) or +1 (888) 292-0070 (US toll free), Banco Bradesco BBI S.A. by telephone at +1 (212) 888-9145 (collect), Credit Agricole Securities (USA) Inc. by telephone at +1 (212) 261-7802 (collect) or +1 (866) 807-6030 (US toll free) and HSBC Securities (USA) Inc. by telephone at +1 (212) 525-5552 (collect) or +1 (888) HSBC-4LM (US toll free). This news release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities. The Offers are being made only by, and pursuant to the terms of, the Offer to Purchase. The Offers are not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction where the laws require the Offers to be made by a licensed broker or dealer, the Offers will be made by the dealer managers on behalf of the Offerors. None of the Offerors, the tender and information agent, the dealer managers or the trustee with respect to the Notes, nor any of their affiliates, makes any recommendation as to whether holders should tender or refrain from tendering all or any portion of their Notes in response to the Offers. None of the Offerors, the tender and information agent, the dealer managers or the trustee with respect to the Notes, nor any of their affiliates, has authorized any person to give any information or to make any representation in connection with the Offers other than the information and representations contained in the Offer to Purchase. For further information, please contact: +55-21-3485-3900 Andre Figueiredo: andre.figueiredo@vale.com Andre Werner: andre.werner@vale.com Carla Albano Miller: carla.albano@vale.com Fernando Mascarenhas: fernando.mascarenhas@vale.com Samir Bassil: samir.bassil@vale.com Bruno Siqueira: bruno.siqueira@vale.com Clarissa Couri: clarissa.couri@vale.com Renata Capanema: renata.capanema@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: November 09, 2018		Director of Investor Relations